02033630

PE
4-30-02

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD FROM 1 APRIL 2002 TO 30 APRIL 2002

IMPERIAL CHEMICAL INDUSTRIES PLC
20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ___X___ FORM 40-F ________

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ________ NO ___X___

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-________________.

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	12:19 8 Apr 2002
RNS Number	1747U

IMPERIAL CHEMICAL INDUSTRIES PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

I. Each Director of Imperial Chemical Industries PLC ("ICI" or the "Company") named below notified ICI on 8 April 2002 pursuant to section 324 of the Companies Act 1985 (the "Act") that, as a result of taking up his rights to new ordinary shares of £1.00 each in the Company ("ICI Shares") under the rights issue of the Company announced on 4 February 2002 (the "Rights Issue"), he became interested on 8 April 2002 in the number of additional ICI Shares set out below opposite his name. Certain Directors hold ICI Shares in the form of American Depositary Receipts ("ADRs") and these are disclosed as share equivalents: each ADR represents 4 ICI Shares.

Director	Number of new ICI Shares	Total holding of ICI Shares post rights issue
Lord Trotman	29,590	76,090
Brendan O'Neill (1)	66,303	170,496
Paul Drechsler (1)	37,885	97,427
John McAdam (1)	12,840	33,018
William Powell (2)	30,295	76,015
Timothy Scott (1)	5,322	13,687
Lord Butler	636	1,636
Joseph Gorman	5,088	13,088
Richard Haythornthwaite	1,080	2,778

(1) This includes rights taken up in respect of bonus shares held under the ICI Senior Staff Bonus Conversion Plan.

(2) This includes rights taken up in respect of a US tax qualified Internal Revenue Code section 401 (k) plan

II. On 8 April 2002, Impkemix Trustee Limited, the Trustee of the ICI Employee Benefit Trust (the "Trust"), became interested in an additional 3,637,091 ICI Shares (including ADRs) as a result of taking up rights to ICI Shares under the Rights Issue.

Each of the Directors named below (together with all current and former ICI employees) is a potential beneficiary of the Trust and is therefore treated as interested in the ICI Shares held by Impkemix Trustee Limited, the registered holder of the ICI Shares. Therefore, each of those Directors notified ICI on 8 April 2002 pursuant to section 324 of the Act that, as a result of the Trust taking up rights to 3,637,091 ICI Shares (including ADRs) under the Rights Issue, he became interested on that date in the number of additional ICI Shares set out below opposite his name:

Director	Number of new ICI Shares (includes Share equivalents of ADRs)
Brendan O'Neill	3,637,091
Paul Drechsler	3,637,091
John McAdam	3,637,091
William Powell	3,637,091
Timothy Scott	3,637,091

III. The price paid by each Director and by Impkemix Trustee Limited for the ICI Shares pursuant to the Rights Issue was 180 pence per ICI Share (USD 10.4192 per ADR).

The acquisition of ICI Shares as a result of taking up entitlements under the Rights Issue falls outside the Model Code of the UK Listing Authority on transactions in shares.

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	16:46 12 Apr 2002
RNS Number	4960U

IMPERIAL CHEMICAL INDUSTRIES PLC - NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 12 April 2002 that it disposed of 95,008 Ordinary shares in the Company on 11 April 2002 to satisfy the release of shares under the Company's Bonus Conversion Plan.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Directors' interest in those shares held have been reduced by the number of shares disposed of.

BRENDAN O'NEILL

PAUL DRECHSLER

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Holding(s) in Company
Released	15:51 16 Apr 2002
RNS Number	6255U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE AND ITS AFFILIATES INCLUDING FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC. AND ITS AFFILIATES.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd - 11,537,833 ORDS

Bank of New York Europe Ltd - 21,330 ORDS

Bank of New York, London - 2,188,255 ORDS

Merrill Lynch, London - 1,461,430 ORDS

Northern Trust Company - 2,681,027 ORDS

Bankers Trust Company - 1,221,786 ORDS

State Street Nominees Ltd - 8,406,710 ORDS

Royal Trust Corp of Canada - 3,575,100 ORDS

Citibank Nominees Ltd - 308,180 ORDS

Clydesdale Bank plc - 6,280,973 ORDS

HSBC Bank, London- 97,363 ORDS

Deutsche Bank AG, London - 304,881 ORDS

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

Not DISCLOSED

8) Percentage of issued class

-

9) Class of security

Ordinary Shares of £1 each

10) Date of transaction

Not Disclosed

11) Date company informed

15 April 2002

12) Total holding following this notification

51,323,264 Ordinary Shares

13) Total percentage holding of issued class following this notification

4.3086%

14) Any additional information

-

15) Name of contact and telephone number for queries

Adam Westley 020 7009 5052

16) Name and signature of authorised company official responsible for making this notification

Adam Westley, Company Secretariat Manager

Date of notification 16 April 2002

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Holding(s) in Company
Released	14:18 18 Apr 2002
RNS Number	7470U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE AND ITS AFFILIATES INCLUDING FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC. AND ITS AFFILIATES.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd - 11,537,833 ORDS

Bank of New York Europe Ltd - 21,330 ORDS

Bank of New York, London - 2,188,255 ORDS

Merrill Lynch, London - 1,461,430 ORDS

Northern Trust Company - 2,681,027 ORDS

Bankers Trust Company - 1,954,786 ORDS

State Street Nominees Ltd - 8,406,710 ORDS

Royal Trust Corp of Canada - 3,575,100 ORDS

Citibank Nominees Ltd - 308,180 ORDS

Clydesdale Bank plc - 6,280,973 ORDS

HSBC Bank, London- 97,363 ORDS

Deutsche Bank AG, London - 304,881 ORDS

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

Not DISCLOSED

8) Percentage of issued class

-

9) Class of security

Ordinary Shares of £1 each

10) Date of transaction

Not Disclosed

11) Date company informed

18 April 2002

12) Total holding following this notification

44,920,388 Ordinary Shares

13) Total percentage holding of issued class following this notification

3.7711%

14) Any additional information

-

15) Name of contact and telephone number for queries

Adam Westley 020 7009 5052

16) Name and signature of authorised company official responsible for making this notification

Adam Westley, Company Secretariat Manager

Date of notification 18 April 2002

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Director Shareholding
Released	16:45 19 Apr 2002
RNS Number	8349U

IMPERIAL CHEMICAL INDUSTRIES PLC - NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 19 April 2002 that it disposed of 582 American Depositary Receipts (each ADR is equivalent to 4 ICI Ordinary Shares) in the Company on 19 April 2002 to satisfy the release of Shares under the Company's US Restricted Share Plan.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore treated as interested in the Shares held by Impkemix Trustee Limited, the registered holder of the Shares, and therefore as a result of the disposal, the Directors' interest in those Shares held have been reduced by the number of Shares disposed of.

BRENDAN O'NEILL

PAUL DRECHSLER

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Re: ICI PAKISTAN PTA
Released	12:07 29 Apr 2002
RNS Number	2252V

RESTRUCTURING OF ICI PAKISTAN PTA LOANS

Pakistan PTA Limited (PPTA), an ICI Group subsidiary, publicly listed in Pakistan, has today announced its intention, subject to approval of the Securities and Exchange Commission of Pakistan, to undertake a Rights Issue of R6 billion (USD 100 million approximately).The proceeds of the Rights Issue will be used to repay existing intercompany loans from ICI and ICI Pakistan Limited.

- ENDS -

END

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Company Imperial Chemical Industries PLC
TIDM ICI
Headline Director Shareholding
Released 16:32 30 Apr 2002
RNS Number 3299V

IMPERIAL CHEMICAL INDUSTRIES PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

I. Each Director of Imperial Chemical Industries PLC ("ICI" or the "Company") named below notified ICI on 29 April 2002 pursuant to section 324 of the Companies Act 1985 (the "Act") that, as a result of the release of matching ICI Ordinary £1 Shares ("ICI Shares") under the 1994 Senior Staff Bonus Conversion Plan, he became interested on 29 April 2002 in the number of additional ICI Shares set out below opposite his name.

Director	Gross Matching Shares to be released	Matching Shares to be disposed of to meet income tax liabilities	Net Matching Shares to be received	Total holding of ICI Shares
Paul Drechsler	9,450	3,780	5,670	103,097
Timothy Scott	4,621	0	4,621	18,308

END

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SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 2 MAY 2002